STATE OF NEW YORK
                            PUBLIC SERVICE COMMISSION

                  At a session of the Public Service Commission
                          held in the City of New York
                              on December 16, 1998



COMMISSIONERS PRESENT:

Maureen O. Helmer, Chairman
Thomas J. Dunleavy
James D. Bennett



CASE 96-E-0898 -  In the Matter of Rochester Gas and Electric Corporation's
                  Plans for Electric Rate/ Restructuring Pursuant to Opinion No. 96-12 - Petition of Rochester Gas and Electric Corporation to Form a Holding Company and for Certain Related Transactions.


                       ORDER APPROVING PETITION REGARDING
                      FORMATION OF HOLDING COMPANY SUBJECT
                         TO MODIFICATIONS AND CONDITIONS

                     (Issued and Effective February 5, 1999)


BY THE COMMISSION:

BACKGROUND

     On July 30, 1998, Rochester Gas and Electric Corporation (RG&E or the Company) petitioned the Commission seeking authority to form a holding company (HoldCo)1/ consistent with Opinion No. 98-1 which adopted, subject to conditions and changes, certain provisions of the Amended and Restated Settlement Agreement (Amended Settlement Agreement).2/ Opinion


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1/    RG&E has also filed applications with the Federal Energy Regulatory
      Commission (FERC), the Securities Exchange Commission, and the Nuclear Regulatory Commission to implement the proposed holding company structure. The FERC approved the Company's application on November 30, 1998.

2/ Case 96-E-0898, In the Matter of Rochester Gas and Electric Corporation's Plans for Electric Rate/Restructuring Pursuant to Opinion No. 96-12, Opinion and Order Adopting Terms of Settlement Agreement Subject to Conditions and Changes, Opinion No. 98-1 (issued January 14, 1998).

No. 98-1 permits RG&E to file a petition seeking the formation of a HoldCo, and also provides for specific safeguards and principles, such as rules governing affiliate transactions and standards of competitive conduct, to which the company must adhere after the formation of the HoldCo.1/ The Company believes that its HoldCo filing is in compliance with the provisions of the Amended Settlement Agreement, and should be approved.

     RG&E currently has two unregulated subsidiaries.2/ Opinion No. 98-1 permits RG&E to establish a new corporate structure through either a functionally separate entity (i.e. accounting separation) or, at its option, a legally distinct entity. RG&E has decided to form an unregulated HoldCo with regulated and unregulated subsidiaries. The regulated subsidiary would be RG&E (RegCo), while the unregulated subsidiaries would include Energetix, RGS and any additional businesses that the HoldCo creates.

     HoldCo has filed for an exemption from the registration requirements of the Public Utility Holding Company Act of 1935, under Section 3(a)(1), due to its "predominantly intrastate" operations.

     In its petition, RG&E describes the process it will undertake to form the HoldCo:3/

     (1) First, the Company would create the HoldCo as a first-tier, wholly-owned subsidiary;

     (2) Then, each share of the Company's common stock outstanding immediately prior to the effective time of the Reorganization will be exchanged for one new share of HoldCo common stock;

     (3) Upon consummation of the Reorganization, each person who owned the Company's common stock immediately prior

-----------------------
1/    Amended Settlement Agreement, paragraph 67 and Schedule I.

2/ Energetix Inc. (Energetix) is an energy services subsidiary while RGS Development Company (RGS) was formed to pursue unregulated business opportunities in the energy markets. RG&E has a third subsidiary, Energyline Corporation, which is inactive and will be dissolved.

3/    The Company's July 30, 1998 HoldCo petition, paragraphs 6,7.

          to the Reorganization will own a corresponding number of shares of HoldCo stock, and HoldCo will own all of the outstanding shares of RG&E's common stock.


     As a result, upon completion of the share exchange, HoldCo will become a holding company, RG&E will become a regulated subsidiary of HoldCo, and RG&E's existing non-utility subsidiaries will become unregulated subsidiaries of HoldCo.

                                PARTIES' COMMENTS

     RG&E sent copies of the holding company filing to all the parties on the service list in this case. By comments dated November 23, 1998, Multiple Intervenors (MI) notes that the Amended Settlement Agreement contains provisions addressing the corporate structure and affiliate rules, which the Commission determined to be reasonable, and subsequently approved (MI comments, pages 2-4). MI further states, "Assuming that, by the Petition, RG&E is expressly incorporating all of the terms and conditions of the Amended Settlement Agreement without modification ... Multiple Intervenors is not opposed to the petition" (MI comments, page 4).

DISCUSSION

     The Amended Settlement Agreement lays out certain operating principles, that were accepted by RG&E1/ and approved by us.2/ These principles relate to areas such as the competitive code of conduct, access to books and records, affiliate relations, and cost allocation guidelines, all of which are set forth in Schedule I to the Amended Settlement Agreement. In approving these operating principles, we took into account standards that had been established in other rate restructuring proceedings that had similar provisions.3/ One principle that

-----------------------
1/    The Company's July 30, 1998 HoldCo petition, paragraph 12.

2/    Opinion No. 98-1, pp. 39-41.

3/    Ibid., pp. 40-41.

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


was mentioned but not specifically addressed within the Amended Settlement Agreement concerns the limits required to assure that the utility subsidiary's financial integrity is not undermined through the payment of excessive dividends to the HoldCo parent. We have considered the requirements that have been imposed on other utilities, and have determined the following language is reasonable and will govern the payment of dividends from the regulated utility subsidiary to its HoldCo parent:

                  RG&E (RegCo) will not pay out more than 100% of net income calculated on a two-year rolling average basis. Excluded from the calculation of net income for the purposes of this provision will be non-cash charges to income resulting from accounting changes or Public Service Commission mandates or charges to income resulting from significant unanticipated events. The foregoing restriction will also not apply (1) to dividends reducing RegCo's equity capital ratio to a level appropriate to the RegCo's business risk, or (2) to dividends necessary to transfer to HoldCo the balance remaining of the $100 million for funding of unregulated operations allowed by the Public Service Commission's Order dated November 25, 1997 in Case No. 96-E-0898. All such funding of non-regulated operations under (2) above shall be exclusively through HoldCo.1/

-----------------------

1/ As part of Opinion No. 98-1, RG&E's allowed funding for unregulated activities was modified, increasing the maximum amount to $100 million (Opinion No. 98-1, p. 41). To date, RG&E has invested approximately $35 million in its unregulated operations. The remaining $65 million will be available to the HoldCo to make additional investments.

     A second issue that is not specifically addressed in the Amended Settlement Agreement concerns the treatment of HoldCo formation expenses. The Company has indicated that the costs associated with the formation of the HoldCo will be approximately $1.0 million, and will be treated as a competition implementation cost.1/ We concur that this is the appropriate treatment of such costs.

     The holding company structure will provide benefits to RG&E's customers, as well as to the Company itself. The restrictions placed on RG&E will protect regulated operations and ratepayers from the risks inherent in the competitive business of unregulated operations. RG&E will also be provided the flexibility needed to deal with the increasingly competitive market. This flexibility will allow the holding company to access financial markets more quickly and pursue investment opportunities without first obtaining approvals under Sections 69 and
Section 107 of the Public Service Law.

     We have also considered MI's comments. We believe that the provisions of the HoldCo petition are generally consistent with Opinion No. 98-1. Nevertheless, we will require that the terms of the Amended Settlement Agreement, as adopted in Opinion No. 98-1, supersede the provisions of the HoldCo petition in any instance where differences exist between the two documents.

CONCLUSION

     RG&E's holding company petition is substantially identical to Schedule J of the Amended Settlement Agreement, the terms of which have been previously adopted. Additionally, the HoldCo structure will be a benefit to both ratepayers and the Company itself. We therefore approve the petition subject to the modifications noted herein and the condition that, where differences exist, the terms of the Amended Settlement Agreement,

-----------------------
1/    Amended Settlement Agreement, paragraph 17.


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


as adopted in Opinion No. 98-1, shall supersede the provisions of RG&E's HoldCo petition.


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


The Commission orders:

     1. Rochester Gas and Electric Corporation's petition concerning the formation of a holding company is approved, subject to modifications and conditions discussed herein.

     2. This proceeding is continued.


                                        By the Commission,





                  (SIGNED)               DEBRA RENNER
                                        Acting Secretary